Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Cinram Reports Fourth Quarter and Full-Year 2006 Results

    Announces Intention to Pursue Normal Course Issuer Bid
    (All figures in U.S. dollars unless otherwise indicated)

    TORONTO, March 5 /CNW/ - Cinram International Income Fund ("Cinram" or
the "Fund") (TSX: CRW.UN) today reported its fourth quarter and full-year financial results. The Fund also announced its intention to make a normal course issuer bid (NCIB), subject to regulatory approval and satisfactory amendments to the Fund's credit facilities.
    "We believe that the current combination of market conditions for our securities and Cinram's strong cash position make this an opportune time to initiate a unit buyback program," said Cinram chief executive officer Dave
Rubenstein.
    Pursuant to the NCIB, Cinram may purchase up to a total of 5,000,000 units (approximately 8% of the "public float") for cancellation through the facilities of the TSX during the 12-month period following regulatory acceptance. Cinram will pay the market price at the time of acquisition for unit purchases made through the NCIB. The actual number of units which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by Cinram's management.
    There are currently 57,277,416 trust units and 1,079,312 exchangeable
Limited Partnership units outstanding.
    Cinram believes that its units may, from time to time, trade in a price range that does not adequately reflect the value of such units in relation to the business of Cinram and its future business prospects. As a result, depending upon future price movements and other factors, Cinram believes that its outstanding units may represent an attractive investment. Furthermore, the purchases are expected to benefit all persons who continue to hold units by increasing their equity interest in Cinram.
    At December 31, 2006, Cinram had cash and cash equivalents of
$152.7 million. The Fund believes that its strong cash position and expected cash flows will provide sufficient funding to achieve its organic and external growth objectives, while at the same time allowing the Fund to invest in repurchases of units at attractive valuations.
    Cinram will issue a further news release upon receipt of the required approvals.

    Fourth quarter performance
    Cinram posted fourth quarter earnings before interest, taxes and amortization (EBITA(1)) of $161.8 million, an increase of 32 per cent from
$122.1 million in 2005. EBITA included a gain from unusual items of
$31.9 million which principally resulted from the reversal of certain liabilities and a gain on the sale of real estate, which were offset by a partial release of cumulative translation adjustment. As noted below, the fund will restate and re-file its first, second and third quarter 2006 interim consolidated financial statements and

management's discussion and analysis to account for this adjustment.
This revision has no impact on the Fund's cash flow from operations and distributable cash reported in these quarters.
    "The fourth quarter of 2006 was the best fourth quarter on record for
Cinram across a number of measures, including DVD unit volume," said Cinram chief executive officer, Dave Rubenstein. "The surge in DVD volume experienced in the fourth quarter demonstrates the further compression we are seeing in the seasonality of the business. This year, we hope to benefit from a more robust release schedule coupled with increased production capacity to service peak demand requirements; however, the positive effect of increased volume and capacity will likely be offset by price declines."
    As a percentage of consolidated sales, EBITA margins increased to 26 per cent from 19 per cent in the fourth quarter of 2005. Excluding unusual items, fourth quarter EBITA increased to $129.9 million from $124.5 million in 2005, and EBITA margins increased to 21 per cent from 19 per cent in the fourth quarter of 2005.
    The Fund reported consolidated revenue of $616.7 million for the quarter ended December 31, 2006, down from $650.0 million in 2005, principally as a result of lower CD sales as well as a decline in other non-core revenue and merchandising sales. These declines were partially offset by stronger DVD and distribution revenue. Net earnings for the quarter increased to $48.1 million or $0.82 per unit (basic), up from $38.2 million or $0.67 per share (basic)
for the fourth quarter of 2005.
    In the fourth quarter, we generated distributable cash of $52.1 million and paid distributions of $41.7 million, resulting in a payout ratio of 80 per cent.

    Full-year performance
    We recorded consolidated revenue for the year ended December 31, 2006, of
$1.9 billion, down from $2.1 billion in 2005. Due to Cinram's high customer concentration, the decline in home video sales for our largest customer in
2006 had a significant impact on our full-year results. EBITA declined to
$377.2 million from $390.9 million in 2005, driven by lower DVD, CD and printing revenue. Our 2006 EBITA also included a net gain of $20.8 million in unusual items attributable to the fourth quarter factors outlined above, which were offset by restructuring expenses and costs incurred in relation to the income trust reorganization. Excluding unusual items, EBITA for the year ended
December 31, 2006, was $356.4 million, down from $397.2 million in 2005, and
EBITA margins decreased to 18 per cent in 2006 from 19 per cent in 2005.
    The Fund reported net earnings of $51.8 million or $0.89 per unit (basic)
for the year ended December 31, 2006, down from net earnings of $82.4 million or $1.44 per share (basic) in 2005.
    The effective tax rate for the year was 46 per cent as there was no tax benefit associated with the cumulative translation adjustment charges incurred during the year. Furthermore, we recorded valuation allowances in Canada resulting from pre-tax losses generated in our Canadian operations. Excluding these items, the effective tax rate would have been 17 per cent compared to
29 per cent in the prior year.
    Cinram converted to an income trust in May 2006. For the nine months ended December 31, 2006, the fund generated distributable cash of
$117.4 million and declared distributions of $107.4 million resulting in a payout ratio of 91 per cent.

    Product revenue
    Fourth quarter DVD revenue was up three per cent to $351.5 million from
$339.8 million in 2005 principally as a result of a relatively strong release slate from all our major customers. The proportion of consolidated revenue derived from DVD increased to 57 per cent from 52 per cent in 2005 due to the erosion in fourth quarter CD sales. For the year ended December 31, 2006, DVD revenue was down six per cent to $1.0 billion from $1.1 billion in 2005, accounting for 52 per cent of consolidated revenue, compared with 51 per cent in 2006. Customer concentration had a significant impact on our results in the first nine months of 2006.

    <<
    -------------------------------------------------------------------------
             Three months ended December 31            Year ended December 31
    (in
     thousands
     of US$)            2006           2005             2006             2005
    -------------------------------------------------------------------------
    DVD        $351,487  57%  $339,825  52%  $1,001,574  52%  $1,062,987  51%
    High-
     definition   2,839   1%         -   0%       5,637    -           -    -
    VHS             543    -     3,739   1%       5,908    -      18,113   1%
    Audio
     CD/CD-ROM   63,502  10%    98,448  15%     261,871  14%     321,955  15%
    Audio
     cassette       616    -     1,212    -       2,582    -       5,751    -
    Printing     67,402  11%    66,461  10%     212,888  11%     234,044  11%
    Distri-
     bution     104,794  17%    92,604  14%     310,369  16%     290,273  14%
    Merchan-
     dising      25,746   4%    34,842   6%     122,853   6%     132,195   6%
    Other          (215)   -    12,894   2%      16,957   1%      32,762   2%
    -------------------------------------------------------------------------
               $616,714 100%  $650,025 100%  $1,940,639 100%  $2,098,080 100%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    Cinram recorded fourth quarter and full-year high-definition disc revenue of $2.8 million and $5.6 million, respectively, following the June retail launch of both formats. We have replicated 180 HD-DVD and Blu-ray titles for our customers in North America since the launch.
    CD revenue was down 36 per cent in the fourth quarter to $63.5 million from $98.4 million in 2005, and decreased 19 per cent for the full year relative to 2005, on weaker market conditions for CDs and the cessation of our
CD manufacturing operations in Louviers (France) in early 2006.
    Printing revenue for the fourth quarter was up one per cent to
$67.4 million from $66.5 million in 2005. For the full year, printing revenue was down nine per cent to $212.9 million from $234.0 million, principally as a result of lower DVD and CD volumes for customers for whom we also provide related printing products.
    Distribution revenue was up 13 per cent in the fourth quarter to
$104.8 million from $92.6 million in 2005 on increased DVD unit shipments. On a full year basis, distribution revenue increased seven per cent to $310.4 million from $290.3 million in 2005.
    Giant Merchandising generated revenue of $25.7 million in the fourth quarter, down 26 per cent from $34.8 million in 2005. For the year ended
December 31, 2006, Giant Merchandising recorded revenue of $122.9 million compared with $132.2 million in 2005.

    Geographic revenue
    North American revenue was down three per cent to $437.7 million in the fourth quarter, compared with $453.2 million in 2005, principally as a result of lower CD and merchandising sales. Year-to-date, North American revenue was down nine per cent to $1.4 billion from $1.6 billion in 2005 mainly as a result of lower DVD, CD and printing revenue. North America accounted for 71 and 73 per cent of fourth quarter and full-year consolidated revenue, respectively, compared with 70 and 74 per cent, respectively, in 2005.
    European revenue decreased nine per cent in the fourth quarter to
$179.0 million from $196.8 million in 2005. The decline in DVD and CD revenue was partially offset by increased distribution revenue due to additional volume in Europe. On a full-year basis, European revenue was down four per cent to $522.0 million from $541.8 million in 2005. Fourth quarter European revenue represented 29 per cent of consolidated sales compared with 30 per cent in the fourth quarter of 2005. For the full year, European revenue represented 27 per cent of consolidated revenue, up from 26 per cent in 2005.

    Other financial highlights
    Gross profit for the quarter ended December 31, 2006, increased four per cent to $143.0 million from $137.2 million in 2005. While we benefited from increased DVD sales and realized efficiency improvements during the quarter, the decline in CD, merchandising and printing revenue offset a portion of those benefits. We also offloaded some of our DVD production during the quarter which had a negative impact on gross profit. For the full year, gross profit was down seven percent to $384.3 million from $412.1 million in 2005 on reduced DVD and CD unit volume combined with lower selling prices and reduced margins from printing and offload. The declines were offset in part by raw material cost savings and cost reductions and efficiencies. As a percentage of consolidated revenue, fourth quarter gross profit increased to 23 per cent from 21 per cent in 2005. For the full year, gross profit margins were on par with 2005 at 20 per cent. Amortization expense from capital assets, which is included in the cost of goods sold, increased to $42.6 million from
$38.1 million in the fourth quarter of 2005, and decreased to $152.7 million for the year ended December 31, 2006, from $153.9 million in 2005.

    Balance sheet and liquidity
    Cinram's liquidity and balance sheet remained strong in 2006. The Fund had cash on hand of $152.7 million and debt of $675.5 million, resulting in a net debt position of $522.8 million at December 31, 2006 compared with a net debt position of $646.4 million at the end of 2005. Cinram's $150-million revolving line of credit was not used in 2006 and currently remains undrawn.
Working capital increased to $282.1 million at December 31, 2006, from
$146.8 million at December 31, 2005, due to strong cash flow from operations combined with the reversal of certain accrued liabilities.

    Distributions
    The Fund paid distributions of $42.3 million in the fourth quarter.
Cinram's current annual distribution policy remains unchanged at C$3.25 per unit, to be paid in monthly distributions of C$0.2708 on or about the 15th day of the month to unitholders of record on the last business day of each previous month.
    The Fund's Board of Trustees has declared a cash distribution of C$0.2708 per unit for the month of March 2007, payable on April 15, 2007, to unitholders of record at the close of business on March 30, 2007. Cinram
International Limited Partnership (the "Partnership") also declared a cash distribution of C$0.2708 per Class B limited partnership unit for the month of
March 2007, payable on April 15, 2007, to unitholders of record at the close of business on March 30, 2007.

    Unit data
    For the three-month period ended December 31, 2006, the basic weighted average number of units/shares and exchangeable limited partnership units outstanding was 58.3 million compared with 57.3 million in the prior year. For the year ended December 31, 2006, the basic weighted average number of units/shares and exchangeable limited partnership units outstanding was
57.9 million, compared with 57.2 million in the prior year.

    Restatement of 2006 interim periods
    Included in the Fund's 2006 annual and fourth quarter financial results is a non-cash charge of $49.0 million relating to the partial release of cumulative translation adjustment and hedge ineffectiveness of U.S. dollar denominated debt. The transactions giving rise to these items occurred during
2006, primarily in the second quarter, as a result of the conversion to an income trust and corporate reorganizations. The adjustments were identified in the fourth quarter of 2006 as part of the year-end close process. Accordingly, prior to March 31, 2007, the Fund will re-file its first, second and third quarter 2006 interim consolidated financial statements and management's discussion and analysis to allocate the non-cash $49.0 million charge to the appropriate interim periods. This revision has no impact on the Fund's cash flow from operations and distributable cash reported in these quarters.

    <<
    Reconciliation of EBITA and EBIT to net earnings
    -------------------------------------------------------------------------
                                      Three months ended          Year ended
                                             December 31         December 31
    (unaudited, in thousands
     of U.S. dollars)                     2006      2005      2006      2005
    -------------------------------------------------------------------------
    EBITA(1)                          $161,779  $122,112  $377,208  $390,883
    -------------------------------------------------------------------------
    Amortization of capital assets      42,615    38,063   152,656   153,871
    Amortization of intangible assets   16,251    15,860    64,364    64,059
    Amortization of deferred
     financing fees                        295     1,507     2,855     5,939
    Write-off of deferred
     financing fees                          -         -    16,945         -
    -------------------------------------------------------------------------
    EBIT(2)                           $102,618   $66,682  $140,388  $167,014
    -------------------------------------------------------------------------
    Interest expense                    12,836    12,222    48,832    51,148
    Investment income                   (1,181)     (307)   (4,211)     (932)
    Income taxes                        42,890    16,543    44,014    34,372
    -------------------------------------------------------------------------
    Net earnings                       $48,073   $38,224   $51,753   $82,426
    -------------------------------------------------------------------------

    (1) EBITA is defined herein as earnings before interest expense, interest income, income taxes, amortization, and a write-off of deferred financing fees, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBITA is not a defined term under generally accepted accounting principles (GAAP). Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBITA to net earnings under GAAP as found in the table above.

    (2) EBIT is defined herein as earnings before interest expense, interest income and income taxes, and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. EBIT is not a defined term under GAAP.
    Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. See reconciliation of EBIT to net earnings under
    GAAP as found in the table above.
    >>

    Distributable cash
    Distributable cash is defined herein as adjusted cash flow from operations less the sum of capital expenditures and debt repayments and is a standard measure that is commonly reported and widely used in the industry to assist in understanding and comparing operating results. Distributable cash is not a defined term under GAAP. Accordingly, this measure should not be considered as a substitute or alternative for net earnings or cash flow, in each case as determined in accordance with GAAP. The Fund excludes changes in non-cash working capital from the distributable cash amount due to the significant impact of the seasonality of the business. The Fund believes this is the most meaningful presentation to the unitholders.

    <<
    -------------------------------------------------------------------------
                                                  Three months   Nine months
                                                         ended         ended
    (unaudited, in thousands                       December 31,  December 31,
     of U.S. dollars)                                     2006          2006
    -------------------------------------------------------------------------
    Cash flow from operations                          $68,742      $143,184
    Add back changes in non-cash working capital           335        27,741
                                                 ----------------------------
    Adjusted cash flow from operations                 $69,077      $170,925
    Less:
    Capital expenditures                               (13,398)      (44,523)
    Debt repayments                                     (3,582)       (8,981)
                                                 ----------------------------
    Distributable cash                                 $52,097      $117,421
    Distributions declared(3)                          $41,650      $107,357
    Payout ratio(3)                                        80%           91%
    -------------------------------------------------------------------------

    Unusual items
    The breakdown of unusual items shown on our statement of earnings is as follows:

    -------------------------------------------------------------------------
                              Three months ended    Year ended    Year ended
    (unaudited, in thousands         December 31   December 31   December 31
     of U.S. dollars)                       2006          2006          2005
    -------------------------------------------------------------------------
    Write-off of deferred financing
     fees                               $      -       $16,945        $    -
    Gain on settlement of hedging
     arrangement                               -        (5,020)            -
    Facility restructuring                   182        10,555         4,266
    Income trust conversion costs              -         5,719         2,012
    Gain on sale of real estate          (17,463)      (17,463)            -
    Partial release of cumulative
     translation adjustment               36,380        36,380             -
    Hedge ineffectiveness of US$
     denominated debt                     12,650        12,650             -
    Reversal of liabilities              (63,616)      (63,616)            -
    -------------------------------------------------------------------------
                                        $(31,867)      $(3,850)       $6,278
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    March 6 conference call and webcast
    Cinram's management team will host a conference call to discuss its results on Tuesday, March 6, 2007, at 10:00 a.m. (ET). To participate, dial
1-800-733-7560. The call will also be webcast live at
http://investors.cinram.com/.

    About Cinram
    Cinram International Inc., an indirect wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:
general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with the securities commissions.

    <<
    CONSOLIDATED BALANCE SHEETS
    (unaudited, in thousands of U.S. dollars)
    -------------------------------------------------------------------------
    As at December 31                                      2006         2005
    -------------------------------------------------------------------------

    ASSETS
    Current assets:
      Cash and cash equivalents                        $152,681      $89,921
      Accounts receivable                               535,377      589,417
      Inventories                                        50,974       45,482
      Prepaid expenses                                   22,796       20,610
      Future income taxes                                21,494       33,835
    -------------------------------------------------------------------------
                                                        783,322      779,265

    Capital assets                                      509,727      601,481
    Goodwill                                            329,949      330,274
    Intangible assets                                   182,582      241,604
    Deferred financing fees                               5,147       18,954
    Other assets                                          2,548       13,948
    Future income taxes                                  17,346       28,416
    -------------------------------------------------------------------------
                                                     $1,830,621   $2,013,942
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS'/UNITHOLDERS' EQUITY
    Current liabilities:
      Accounts payable                                 $153,232     $202,550
      Accrued liabilities                               308,624      351,580
      Distributions payable                              13,620            -
      Income taxes payable                               14,485       15,479
      Current portion of long-term debt                  10,617       62,136
      Current portion of obligations under capital
       leases                                               658          727
    -------------------------------------------------------------------------
                                                        501,236      632,472

    Long-term debt                                      664,875      674,137
    Obligations under capital leases                      2,974        3,272
    Other long-term liabilities                          31,025       55,135
    Future income taxes                                  62,428      103,018

    Shareholders'/Unitholders' equity:
      Fund Units                                        181,880            -
      Exchangeable Limited Partnership units              3,273            -
      Capital stock                                           -      173,775
      Contributed surplus                                 4,967        4,634
      Retained earnings                                 260,030      317,121
      Foreign currency translation adjustment           117,933       50,378
    -------------------------------------------------------------------------
                                                        568,083      545,908
    -------------------------------------------------------------------------
                                                     $1,830,621   $2,013,942
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
    (unaudited, in thousands of U.S. dollars, except per share/unit/
     exchangeable LP unit amounts)
    -------------------------------------------------------------------------
                                      Three months             Twelve months
                                 ended December 31         ended December 31

                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Revenue                  $616,714     $650,025   $1,940,639   $2,098,080
    Cost of goods sold        473,706      512,812    1,556,362    1,685,997
    -------------------------------------------------------------------------
    Gross profit              143,008      137,213      384,277      412,083
    Selling, general and
     administrative expenses   55,711       50,750      180,520      168,793
    Amortization of
     intangible assets         16,251       15,860       64,364       64,059
    Amortization of deferred
     financing fees               295        1,507        2,855        5,939
    Unusual items             (31,867)       2,414       (3,850)       6,278
    -------------------------------------------------------------------------
    Earnings before the
     undernoted               102,618       66,682      140,388      167,014
    Interest on long-term
     debt                      12,464       12,036       48,112       50,790
    Other interest                372          186          720          358
    Investment income          (1,181)        (307)      (4,211)        (932)
    -------------------------------------------------------------------------
    Earnings before income
     taxes                     90,963       54,767       95,767      116,798
    Income taxes               42,890       16,543       44,014       34,372
    -------------------------------------------------------------------------
    Net earnings               48,073       38,224       51,753       82,426
    Retained earnings,
     beginning of period      253,607      280,367      317,121      240,367
    Dividends declared              -       (1,470)      (1,487)      (5,672)
    Distributions declared    (41,650)           -     (107,357)           -
    -------------------------------------------------------------------------
    Retained earnings, end
     of period               $260,030     $317,121     $260,030     $317,121
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Earnings per unit or
     share:
      Basic                     $0.82        $0.67        $0.89        $1.44
      Diluted                    0.82         0.66         0.89         1.43
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Weighted average number
     of units and
     exchangeable LP units
     outstanding, (common
     shares up to May 5,
     2006) (in thousands):
      Basic                    58,334       57,303       57,865       57,162
      Diluted                  58,389       57,949       57,932       57,773
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (unaudited, in thousands of U.S. dollars)
    -------------------------------------------------------------------------
                                      Three months             Twelve months
                                 ended December 31         ended December 31

                                 2006         2005         2006         2005
    -------------------------------------------------------------------------
    Cash provided by (used in):
    Operating Activities:
      Net earnings            $48,073      $38,224      $51,753      $82,426
      Items not involving
       cash:
        Amortization           59,161       55,430      219,875      223,869
        Write off of
         deferred financing
         fees                       -            -       16,945            -
        Non-cash stock-
         based compensation       201           64          333          489
      Release of cumulative
       translation adjustment  36,380            -       36,380            -
      Non-cash reversal of
       liabilities            (63,616)           -      (63,616)           -
      Hedge Ineffectiveness
       of USD denominated
       debt                    12,650            -       12,650            -
        Future income taxes    (4,014)     (13,402)     (18,587)     (13,402)
        (Gain) Loss on
         disposition of
         capital assets       (19,758)          78      (20,166)        (663)
        (Gain) on settlement
         of hedging
         arrangement                -            -       (5,020)           -
      Change in non-cash
       operating working
       capital                   (335)      55,357       (3,566)     (35,379)
    -------------------------------------------------------------------------
                               68,742      135,751      226,981      257,340
    Financing Activities:
      Increase in long term
       debt                         -            -      675,000       54,000
      Repayment of long-term
       debt                    (3,582)     (43,135)    (735,781)    (176,070)
      Proceeds on settlement
       of hedging arrangement       -            -        5,020            -
      Decrease in obligations
       under capital leases      (205)        (176)        (774)        (778)
      Deferred financing fees       -            -       (5,993)        (550)
      Issuance of common
       shares/units               366            -       11,378        3,630
      Dividends paid                -       (1,470)      (1,487)      (5,672)
      Distributions paid      (42,295)           -      (93,737)           -
    -------------------------------------------------------------------------
                              (45,716)     (44,781)    (146,374)    (125,440)
    Investing Activities:
      Purchase of capital
       assets                 (13,398)     (27,379)     (57,450)     (99,765)
      Proceeds on
       disposition of
       capital assets          28,417            -       28,618        1,918
      Decrease in other
       assets                   6,975        7,029       11,400       22,223
      Decrease in other
       long-term liabilities   (1,600)        (115)      (2,876)      (3,628)

    -------------------------------------------------------------------------
                               20,394      (20,465)     (20,308)     (79,252)
    Foreign exchange loss
     (gain) on cash held in
     foreign currencies           373       (2,972)       2,461       (4,516)
    -------------------------------------------------------------------------
    Increase in cash and
     cash equivalents          43,793       67,533       62,760       48,132
    Cash and cash
     equivalents, beginning
     of period                108,888       22,388       89,921       41,789
    -------------------------------------------------------------------------
    Cash and cash
     equivalents, end of
     period                  $152,681      $89,921     $152,681      $89,921
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Supplemental cash flow
     information:
      Interest paid           $14,242      $12,338      $48,425      $50,554
      Income taxes paid        10,358        8,965       67,201       24,994
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    >>

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 18:19e 05-MAR-07